Omega Commercial Finance Corp.

200 East Campus View Blvd,

Suite 200

Columbus, OH 43235

July 24, 2015

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Omega Commercial Finance Corp. (the “Company”)

Withdrawal of Registration Statement on Form S-1

File No. 333-200569______________________________

Ladies and Gentlemen:

The Company hereby respectfully requests that the Company's Registration Statement on Form S-1 (File No. 333-200569), filed on November 25, 2014 and amended on February 11, 2015 be withdrawn, and that an order of the Commission granting such withdrawal be included in the Company's file for such Registration Statement.  The Company has chosen to withdraw the referenced Registration Statement at this time due to market conditions.  No securities were offered or sold pursuant to the Registration Statement.

This withdrawal request supersedes the Company’s prior withdrawal request with respect to the above referenced registration statement, which was filed with the Commission on July 24, 2015.

Any questions or comments on this request should be directed to the undersigned at (614) 985-3648.

We thank for your attention to this matter.

Very truly yours,

OMEGA COMMERICAL FINANCE CORP.

By:   /s/ Todd C. Buxton

Todd C, Buxton

Chief Executive Officer